Exhibit 77(q)(1)(e)(14)

                                   SCHEDULE A

      The Series of ING Investors Trust (formerly The GCG Trust) as described in
Section 1 of the attached Portfolio Management Agreement, to which T. Rowe Price Associates, Inc. shall act as Portfolio Manager are as follows:

ING T. Rowe Price Capital Appreciation Portfolio
ING T. Rowe Price Equity Income Portfolio